EXHIBIT 11.1

                           THE SPORTS AUTHORITY, INC.
                        COMPUTATION OF EARNINGS PER SHARE
                      (In thousands, except per share data)

                                                                           13 WEEKS ENDED
                                                                  ----------------------------------
                                                                    APRIL 26,          APRIL 27,
                                                                      1998                1997
                                                                  --------------     ---------------
                                                                             (UNAUDITED)
Financial statement computations:

    Income (loss) before income taxes                             $    (6,938)       $     3,742
    Income tax expense (benefit)                                       (2,622)             1,508
    Minority interest                                                    (570)              (370)
                                                                  ------------       ------------

    Net income (loss)                                             $    (3,746)       $     2,604
                                                                  ===========        ===========

Earnings per common share:

    Shares used in earnings per common share
    computation:
       Weighted average common shares outstanding                      31,640             31,472
                                                                  -----------        -----------

    Earnings per common share                                     $     (0.12)       $      0.08
                                                                  ===========        ===========

    Shares used in diluted earnings per share
    computation:  (1) (2)
       Weighted average common shares outstanding                      31,640             31,472
       Net additional shares assuming options
         exercised and proceeds used to purchase
         treasury shares at average market price                            -                341
                                                                  -----------        -----------

       Total potential common shares                                   31,640             31,813
                                                                  ===========        ===========

    Earnings per common share-assuming dilution                   $     (0.12)       $      0.08
                                                                  ===========        ===========

(1) The calculation of diluted earnings per share for the 13 weeks ended April 27, 1997 excludes shares issuable pursuant to the conversion rights granted to holders under the Company's 5.25% Convertible Subordinated Notes issued in September 1996 because they have an antidilutive effect.

(2) The calculation of diluted earnings per share for the 13 weeks ended April 26, 1998 excludes the effect of stock options and the shares issuable under the Convertible Subordinated Notes because they would be antidilutive due to the Company's net loss.